September 11, 2018

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Yamana Gold Inc.
Form 40-F for Fiscal Year Ended December 31, 2017
Filed March 29, 2018
File No. 001-31880

Dear Mr. Decker:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated August 13, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F.  On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2017

Exhibit 99.3 — Consolidated Financial Statements

Note 3 — Significant Accounting Policies

(m) Property, Plant and Equipment

ii. Exploration, Evaluation Assets and Depletable Producing Properties, page 18

1.              You state that exploration and evaluation expenditures are capitalized “if management determines that it is probable future economic benefits will be generated as a result of the expenditure.” This quotation appears inconsistent with the rest of your policy. It is unclear how you determine that future benefits are probable if you have not yet demonstrated technical feasibility and commercial viability, which you disclose includes an assessment of whether the project is economically feasible. Please revise your disclosure or explain to us how you determine the probable future benefit of exploration and evaluation expenditures prior to considering the project’s commercial viability. Please further note that exploration and evaluation expenditures incurred within the scope of IFRS 6 need not demonstrate probable future benefit at the time of capitalization; expenditures that demonstrate a probable future benefit at the time they are incurred can be considered for capitalization in accordance with applicable standards, including IAS 16, IAS 38 or IAS 2.

Response:  The Company acknowledges the Staff’s comment. In future filings the Company will remove the sentence referenced above.

2.              You disclose that depletion of your capitalized mine costs is based on the estimated recoverable ounces, which includes proven and probable reserves and “the portion of mineral resources expected to be classified as reserves and economically extracted”. Please tell us whether this includes mineralization that is beyond measured and indicated resources (i.e., inferred resources or lesser mineralized material) and if so, please quantify the impact including such inferred resources and mineralized material has had on the depletion recognized in your financial statements, including the current results of operations and cumulative impact to your most recent balance sheet.

Response:  The Company’s estimated recoverable ounces for the purposes of determining depletion (“DDA”) includes a percentage of National Instrument 43-101 compliant inferred mineral resources (but no other lesser mineralized material) at certain mines where the Company has a high degree of confidence that those mineral resources will be converted to mineral reserves and extracted economically to yield future economic benefit.

In future filings, the Company will include the following additional disclosure (underlined):

“The depletable costs for the reporting period are the total depletable costs related to the ore body or component of the ore body in production multiplied by the number of ounces produced in the reporting period divided by the estimated recoverable ounces. The estimated recoverable ounces include proven and probable mineral reserves of the mine and the portion of mineral resources expected to be classified as mineral reserves and economically extracted (which may include mineral resources in each of the measured, indicated and/or inferred mineral resources categories).  The percentage of measured, indicated and/or inferred mineral resources, if any, included in the estimated recoverable ounces of a mining property and depleted using the unit-of-production method is determined on a mine-by-mine basis using the current life of mine plan for each mine.”

iii. Stripping Costs, page 19

3.              You disclose that you allocate production stripping costs between the inventory produced and a stripping activity asset based on a stripping ratio in instances where “the costs of the stripping activity asset and the inventory produced are not separately identifiable”. Please modify your disclosure or explain how the costs qualify for capitalization under paragraphs 9b and 9c of IFRIC 20 if the costs are not separately identifiable. Consider providing us with examples of instances where costs that are not separately identifiable satisfy the criteria of paragraphs 9b and 9c.

Response: As noted in paragraph 14 of the Basis for Conclusions to IFRIC 20, the IFRS Interpretations Committee acknowledged that when inventory is produced at the same time that the stripping activity asset is created, it may be difficult in practice to measure the separate cost of each benefit directly, and therefore, that an allocation basis would be needed in order to differentiate between the cost of the inventory produced and the cost of creating the stripping activity asset. This formed the basis for the guidance included in paragraph 13 of IFRIC 20, on which the Company’s policy is based, which provides that

“when the costs of the stripping activity asset and the inventory produced are not separately identifiable, the entity shall allocate the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure.”

The Company’s Chapada mine is an example of an operation where these costs are not separately identifiable. Chapada is an open pit operation with an ore body that has many components. To the extent that stripping activities that produce inventory also provide improved access to another component of the orebody, it is difficult to separately identify the cost of each benefit.

Accordingly for open pit operations, the Company uses a production measure to allocate stripping costs between the inventory produced and the stripping activity asset. This production measure is calculated for the identified component of the ore body, which is based on the specific development phases determined when designing the development plan for the pit.  This measure is then used as a benchmark to identify the extent to which the stripping activities have created a future benefit.

In future filings, the Company will modify its explanatory disclosure as follows:

“For a producing mine, stripping is generally considered to create two distinct benefits: (i) the production of inventory and (ii) improved access to ore that is expected to be mined in the future. Where the benefits are realized in the form of inventory produced in the period, the stripping costs are accounted for as part of the cost of producing those inventories. Where the benefits are realized in the form of improved access to ore to be mined in the future, the costs are recognized as a non-current asset, referred to as a “stripping activity asset,” if the following criteria are met: (a) future economic benefits (that is, improved access to the ore body for future extraction) are probable; (b) the component of the ore body for which access will be improved can be accurately identified; and (c) the costs associated with the improved access can be reliably measured.  If any of these criteria are not met, the production stripping costs are charged to profit or loss as operating costs as they are incurred.

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs.  If incidental operations occur at the same time as the production stripping activity, but are not necessary for the production stripping activity to continue as planned, these costs are not included in the cost of the stripping activity asset. If the costs of the inventory produced and the stripping activity asset are not separately identifiable, a production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. This production measure is calculated for the identified component of the ore body, which is based on the specific development phases determined when designing the development plan for the pit.  This measure is then used as a benchmark to identify the extent to which the stripping activities have created a future benefit.  The Company uses the expected volume of waste extracted for a volume of ore production compared with the actual volume extracted for such volume of ore production to calculate each component. The stripping activity asset is then accounted for as an addition to, or an enhancement of, the applicable mine asset, and is presented as part of “Mining properties” in the Company’s statement of financial position.”

Note 12 — Income Taxes

(e) Brazilian Tax Matters, page 37

4.              Your disclosure indicates that the increase in income tax expense associated with the $76.7 million tax payment associated with the settlement of Brazilian tax matters is the most significant component of the $150.7 million true-up of the tax provisions in respect of prior year’s reflected in your tax rate reconciliation. Please explain the nature and amounts of any other material components of this true-up adjustment and explain why they should be reflected as changes in estimates in your financial statements pursuant to the guidance in IAS 8 and IAS 12.

Response:  The Company’s disclosure relating to the program to settle all significant outstanding income tax assessments in Brazil in Note 12 (e) is as follows:

a)             “On October 25, 2017, the program was formally enacted into law and the Company paid $76.7 million in the year ended December 31, 2017.”

b)             “The final program created an option to either pay one lump sum of approximately $68 million in the first quarter of 2018, or a total of approximately $100 million plus interest in installments over twelve years.  The Company elected to proceed with the lump sum payment option, and on January 30, 2018 made the payment.”

Taken together, the payment made during the third quarter of 2017 and the amount accrued in 2017 for payment in the first quarter of 2018 accounted for approximately $144.7 million of the $150.7 million true-up disclosed.

The remaining $6 million difference is the aggregate of several individually immaterial amounts across the different jurisdictions in which the Company operates relating to differences between the amounts in its final tax returns and the corresponding IAS 12 provisions. Pursuant to IAS 8, these amounts are a change in estimate and are corrected prospectively.

Note 21 — Property, Plant and Equipment, page 48

5.              We note the “mining property costs not subject to depreciation” includes capitalized exploration and evaluation costs along with other classes of capitalized costs. Please  expand or modify your disclosure to separately identify exploration and evaluation costs consistent with paragraph 24 of IFRS 6.

Response:  The Company acknowledges the Staff’s comment.  In future filings, the Company will modify the table in the Property, Plant and Equipment note to separately identify exploration and evaluation assets.

* * * * * * * *

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	James Giugliano
Linda Cvrkel
Securities and Exchange Commission
Jason LeBlanc
Sofia Tsakos
Yamana Gold Inc.
Christian Kurtz
Paul, Weiss, Rifkind, Wharton & Garrison LLP